UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

501-1540 West 2nd Avenue, Vancouver, BC V6J 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

ONTARIO

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

Pan American Gold Corporation (the “Company”)

501-1540 West 2nd Avenue

Vancouver, BC V6J 1H2

Item 2.	Date of Material Change

January 4, 2007

Item 3.	News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The Press Release dated January 4, 2007 disseminated via Stockwatch, Market News and Businesswire.com.

Item 4.	Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it had resumed work on the Huicicila (Miravalles) property in Nayarit State, Mexico in December 2006.

Item 5.	Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries. Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.	Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.	Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Steve Bajic

President, CEO and Director

604.738.3882

Item 9.	Date of Report

January 4, 2007.

PAN AMERICAN GOLD CORPORATION

/s/ Steve Bajic
Steve Bajic, President, CEO and Director

Schedule “A”

Pan American Gold Corporation

January 4, 2007

FOR IMMEDIATE RELEASE:

Pan American Gold Corporation Huicicila Update

Pan American Gold Corporation (OTC BB: PNAMF) (“Pan American”) resumed work on the Huicicila (Miravalles) property in Nayarit State, Mexico in December 2006. The work entailed reconstructing access to the property and laying out field work for the balance of the winter exploration plans.

Wash-outs and landslides from the fall rainy season blocked access roads into the property. However, an expensive road rehabilitation program was avoided as a compromise was reached with local coffee growers who were reconstructing access roads using federal heavy equipment. Pan American crews cleared and reconstructed 6.1 kilometers of access from Right Fork Jump Off Point, 1.8 kilometers south of Vista al Mar to the Huichapa mine portal, and 0.5 kilometers from Huicicila town site to DDH sites 4 and 6. In addition, 3.5 kilometers of road from the Huicicila river to Paola, and a river crossing were reconstructed by the coffee growers in return for Pan American’s opening of the road from Jump Off to the river. Rehabilitation was also done on the road from the DDH 1 drill site to DDH sites 4 and 6 on the drill road which was newly constructed in 2006. The completed road work allows Pan American to access the property for field work and drilling equipment which is anticipated to commence in January and February of 2007. Drilling is planned for the spring of 2007.

In preparation for surveying and geological work, all survey points were identified and marked, the Miravalles mine tunnel Level 4 was drained and 4.5 kilometers of trail was cleared. A bid for surveying is being prepared for the current month.

Pan American’s management and consultants continue to review mines and beneficial plants throughout Nayarit State to identify areas of productive ground with acquisition and grass roots potential. Maps and reports are being assembled to visit a number of areas of immediate interest. A cursory review of the land ownership in the areas of interest is being conducted to gain access into the mineralized areas.

Pan American Gold Corporation is a Canadian-based mineral exploration company quoted on the OTC Bulletin Board (Symbol: PNAMF). Pan American is focused on enhancing shareholder value by identifying, exploring, and developing world-class resource projects with a current focus on properties in Mexico.

For more information, please contact:

Investor Relations

604-738-3882 or 1-877-738-3882

Notice Regarding Forward Looking Statements

This news release contains "forward-looking statements", as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Such forward-looking statements include, among others, the expectation and/or claim, as applicable, that: (i) drilling is planned for the spring of 2007; and (ii) a bid for surveying is being prepared for the current month.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. Such factors include, among others: (i) the inherent uncertainties and speculative nature associated with mineral exploration; (ii) any number of events or causes which delay or cease exploration and development of Pan American’s property interests such as environmental liabilities, weather, mechanical failures, safety concerns, labour problems and financing problems; (iii) adverse changes in economic conditions; (iv) the risk that Pan American does not execute its business plan; (v) the inability to retain key employees; (vi) changes in the prices of precious metals or other minerals Pan American acquires or produces; (vii) Pan American's inability to finance its operations or growth; and (viii) the inability to obtain all necessary government, environmental and regulatory approvals. These forward-looking statements are made as of the date of this news release and Pan American assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although Pan American believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance those beliefs, plans, expectations, or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in Pan American's periodic reports filed from time-to-time with the Securities and Exchange Commission and available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Steve Bajic

Steve Bajic,

President, CEO and Director

Date: January 5, 2007

CW1014612.1